February 4, 2000


Securities and Exchange Commission
Washington, D.C. 20549


Gentlemen:

We were previously the independent accountants for Arizona Instrument Corporation, and on March 10, 1999 we reported on the consolidated financial statements of Arizona Instrument Corporation and subsidiaries as of and for the year ended December 31, 1998. On January 28, 2000 we informed Arizona Instrument Corporation that McGladrey & Pullen, L.L.P. had acquired our attest assets and we would no longer be the independent accountants of Arizona Instrument Corporation We have read Arizona Instrument Corporation statements included under Item 4 of its Form 8-K for February 4, 2000 and we agree with such statements.


                                        /s/ TOBACK CPAs, P.C.


Phoenix, Arizona
February 4, 2000